Exhibit 99.1

N   E   W   S     R   E   L   E   A   S   E

Siyata Provides Mission Critical Broadband Push-to-Talk (PTT)

Communication Services for 2023 Special Olympics

Equipping Security Personnel and Volunteers with turnkey PTT communication solution

VANCOUVER, BC / ACCESSWIRE / March 6, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced the successful deployment of its mission critical push-to-talk (MCPTT) solution for security and other communications at the 2023 Special Olympics New York Winter Games.

“For the second year in a row, our devices were donated to and used at the Special Olympics Winter Games in Syracuse, New York to equip certain security personnel and event volunteers with the communications tools they need to help keep athletes, coaches, volunteers and spectators safe,” said Marc Seelenfreund, Siyata CEO. “We are pleased to support this worthy cause and to be providing more solutions in support of the Games. Our SD7 MCPTT solution is well-suited for the severe weather conditions that can occur in Syracuse, the site for this year’s event.”

“We are pleased to once again be using Siyata’s SD7 solution at our Winter Games,” said David Burgess, Volunteer Director of Emergency Services for Special Olympics New York. “The SD7 is a robust cellular solution that is ideal for meeting our public safety needs and once again worked flawlessly during the Games.”

The SD7 enables push-to-talk communications for first responders and enterprise clients in a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North American and international markets.

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

- END -